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                                                                    Exhibit 99.2

                                 April 20, 1999


Richard Cohen, President
Board of Directors
NATIONAL AUTO CREDIT, INC.
30000 Aurora Road
Solon, Ohio 44139

         Re: Request for Copies of Certain Books and Records of National Auto Credit, Inc.

Gentlemen:

         Enclosed please find a copy of a written consent which is being delivered to National Auto Credit, Inc. (the "Company") pursuant to Section 228 of the Delaware General Corporation Laws.

         Through the enclosed written consent, the holders of a majority of the voting power of the Company's Common Stock have elected two new directors to the board of directors of the Company. I am one of the two new directors and also a shareholder of the Company.

         Pursuant to Section 228(d) of the Delaware General Corporation Law, the Company is required to give prompt notice of the actions taken today by written consent to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date of this letter. Please let me know, no later than 3:00 p.m. tomorrow afternoon, when the Company will be giving the required notice to stockholders who did not so consent.

         As a director and a shareholder of the Company, I am hereby giving you notice of my decision to exercise my rights pursuant to Section 220(d) of the Delaware General Corporation Law to examine the Company's books and records for the purpose of gaining a full understanding of various matters pertaining to the Company about which I have concern. Specifically, I hereby request that the Company provide me with complete copies of the following documents:

         1. Minutes of the proceedings of all meetings and actions taken by the Board of Directors and Stockholders of the Company during the last three (3) years;
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Board of Directors
April 20, 1999
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         2. A current list of stockholders of the Company;

         3. The Articles of Incorporation, and any and all amendments thereto, of the Company and all minutes relating to the Articles or amendments;

         4. The Bylaws, and any and all amendments thereto, of the Company and all minutes relating to the Bylaws or amendments;

         5. All analyses, reports, studies and other similar documents prepared for the Company by investment bankers, management consultants, accountants, or other professionals at any time during the past three (3) years;

         6. Any and all documents prepared within the last three (3) years as part of an effort to determine the value of the shares of the Company's capital stock.

         7. The financial statements of the Company for each of the past three
(3) fiscal years and any interim period since the last completed fiscal year;

         8. The most recently filed state and federal corporate income tax returns of the Company;

         9. All legal, accounting and tax opinions provided to the Company during the last three (3) years;

         10. All stock option agreements and stock option plans currently in effect for the Company;

         11. Any and all employment and consulting agreements to which the Company is a party or is considering entering into;

         12. Documents relating to any threatened or pending litigation against the Company or any of the Company's current or former officers or directors in such capacity; and

         13. The mailing addresses of each of the Directors of the Company.
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Board of Directors
April 20, 1999
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         I will reimburse the Company for the reasonable cost of these copies.
Please let me know no later than 3:00 p.m. tomorrow afternoon when I might expect to be given access to these materials.


                                                     Very truly yours,

                                                     /s/
                                                     Ernest C. Garcia II